Sunu Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Prepared by:



TaxDrop LLC

A New Jersey CPA Group

Financial Statements

Sunu Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 12, 2019

To: Board of Directors of Sunu Inc.
        Attn: Marco Trujillo, CEO

Re: 2017 and 2018 Financial Statement Review
        Sunu Inc.

We have reviewed the accompanying financial statements of Sunu Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

SUNU INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

ASSETS	2018	2017
Current Assets		
	$	$
Cash and cash equivalents	13,053	80,991
Accounts receivable	144,475	46,242
Other receivables	20,519	11,701
Prepaid expenses	34	269
Inventory	44,252	45,149
Total Current Assets	222,333	184,352
Fixed Assets		
Equipment	6,298	228
Accumulated depreciation	(676)	0
Total Fixed Assets	5,622	228
	$	$
Total Assets	227,955	184,580
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
	$	$
Accounts payable	1,575	5,519
Deferred revenue	0	37,746
Short term loan	8,429	0
Notes payable	10,000	50,000
Total Liabilities	20,004	93,265
STOCKHOLDERS' EQUITY		
Common Stock: par value $0.0001 per share, authorized 11,500,000 shares;	543	539
issued and outstanding 5,426,115 and 5,390,699 as of December 31, 2018 and 2017 respectively.		
Additional paid in capital	19,866	19,866
Additional paid in capital - SAFEs	607,413	325,000
Retained earnings	(419,871)	(254,090)
Total Stockholders' Equity	207,951	91,315
	$	$
Total Liabilities and Stockholders' Equity	227,955	184,580

SUNU INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Revenues	$ 321,616	$ 81,416
Cost of revenues	230,874	109,363
Gross profit (loss)	90,742	(27,947)
Operating expenses		
General and administrative	203,249	150,790
Sales and marketing	53,274	20,865
Total operating expenses	256,523	171,655
Net Income	$(165,781)	$(199,602)

SUNU INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2018 and 2017
(Unaudited)

	Common Stock					
	Shares	Par Value	Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
		$	$	$	$	
Balance as of January 1, 2017	4,600,000	460	0	60,000	(54,488)	$ 5,972
Issuance of common stock	790,699	79	19,866	0	0	19,945
Issuance of SAFEs	0	0	0	265,000	0	265,000
Net Income (Loss)	0	0	0	0	(199,602)	(199,602)
Balance as of December 31, 2017	5,390,699	539	19,866	325,000	(254,090)	91,315
Issuance of common stock	35,416	4	0	0	0	4
Issuance of SAFEs	0	0	0	282,413	0	282,413
Net Income (Loss)	0	0	0	0	(165,781)	(165,781)
Balance as of December 31, 2018	5,426,115	$ 543	$ 19,866	$ 559,413	$ (419,871)	$ 207,951

SUNU INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Operating Activities		
	$	$
Net Income (Loss)	(165,781)	(199,602)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in depreciation	676	0
Changes in assets and liabilities:		
(Increase) Decrease in accounts receivable	(98,233)	(39,454)
(Increase) Decrease in other receivable	(8,818)	(7,149)
(Increase) Decrease in prepaid expenses	235	(234)
(Increase) Decrease in inventory	897	20,314
Increase (Decrease) in accounts payable	(3,944)	(11,601)
Increase (Decrease) in deferred revenue	(37,746)	13,126
Net cash used in operating activities	(312,714)	(224,600)
Investing Activities		
Purchase of equipment	(6,070)	(228)
Net change in cash from investing activities	(6,070)	(228)
Financing Activities		
Issuance of SAFEs	242,413	265,000
Issuance of short term loan	8,429	0
Issuance of common stock	4	19,945
Net change in cash from financing activities	250,846	284,945
Net change in cash and cash equivalents	(67,938)	60,117
Cash and cash equivalents at beginning of period	80,991	20,874
	$	$
Cash and cash equivalents at end of period	13,053	80,991

SUNU INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 – NATURE OF OPERATIONS

Sunu Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 24, 2013. The Company sells electronic mobility aids for customers that are blind and visually impaired that use ultrasonic technology to sense surroundings and deliver feedback to the user's wrist. The Company's headquarters are in Boston, Massachusetts. The company began operations in 2014 and began incurring expenses in 2014.

Since Inception, the Company has relied on the issuance of notes and Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2018, the Company has incurred losses in each year since incorporation and will likely incur additional losses prior to generating positive income. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation

The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest. The Company has a 99% interest in a Mexican subsidiary company. The equity interest of the non-controlling owner of the subsidiary is immaterial. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Actual results could materially differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $13,053 and $80,991 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2018 and 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 and 2017 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company had deferred revenue of $37,746 as of December 31, 2017, that was recognized when delivery occurred. For years ending December 31, 2018 and 2017 the Company recognized $321,616 and $81,416 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2018 and 2017 the company had $144,475 and $46,242 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of computer and office equipment. Depreciation is calculated using the straight line method over a period of 3 years. As of December 31, 2018 and 2017 the Company had $5,622 and $228 in net fixed assets.

NOTE 4 – NOTES PAYABLE

In 2016 the Company issued $50,000 in unsecured convertible notes. Of those convertible notes, $20,000 had an interest rate of 5.5%, and $30,000 had an interest rate of 5%. All but one of the convertible notes, totaling $10,000, have been canceled using the issuance of SAFEs. The maturity date for the remaining convertible note was June 1, 2018. The Company anticipates that this note will be extended.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

The Company has 11,500,000 shares of common stock authorized with a par value of $0.0001 per share. As of December 31, 2018 and 2017 the Company had 5,426,115 and 5,390,699 shares issued and outstanding respectively. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

SAFEs

Prior to January 1, 2017 the Company had issued $60,000 in SAFEs. In 2017 the Company issued $265,000 in SAFEs. In 2018 the Company issued $282,413 in SAFEs.

Upon the event of an equity financing the SAFEs automatically convert into either Safe Preferred Stock or Standard Preferred Stock, depending on the specific SAFE agreement and the pre-money valuation of the Company. If the SAFEs convert to Standard Preferred Stock it is at the purchase price divided by the price per share in the equity financing. If the SAFEs convert to Safe Preferred Stock it is at the lower of the purchase price divided by price per share times the discount price or the valuation cap divided by the total company capitalization. The discount prices range from 0 to 80%, and the valuation caps range from $3,000,000 to $10,000,000.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2015 stock compensation plan ("2015 Plan") which permits the grant of restricted stock to its employees for up to 500,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2018 and 2017 the company had issued 272,500 shares from the equity incentive pool. The standard vesting is 25% after the first year, then $1/36^{th}$ each month for the following three years.

The Company has also issued shares to the board of directors outside of the equity incentive plan, which are included in the following vesting information. As of December 31, 2018 and 2017 the Company had 56,563 and 137,500 issued and nonvested shares respectively.

Sunu Inc. Nonvested Shares

	Number of Shares
Issued, nonvested at January 1, 2017	302,917
Shares granted and issued subject to vesting	192,500
Shares vested	357,917
Issued, nonvested at December 31, 2017	137,500
Shares vested	80,937
Issued, nonvested at December 31, 2018	56,563

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Increase of Equity Incentive Pool

On October 22, 2019 the Company increased the shares of common stock available to be issued under the "2015 Plan" to 1,602,385 shares.

Issuance of Common Stock

Between June and October 2019, the Company approved the issuance of 2,457,300 shares of restricted common stock outside of 2015 Plan. Most of those shares will vest over 2 years from the date of issue. The Company approved the issuance of 200,500 shares of restricted common stock under the 2015 Plan that will vest over 4 years from the date of issue.

Issuance of SAFEs

Between January and October 2019 the Company issued $255,000 in SAFEs. Upon the event of an equity financing the SAFEs automatically convert into either Safe Preferred Stock at at the lower of the purchase price divided by price per share times the discount price or the valuation cap divided by the total company capitalization. The discount prices range from 75% to 80%, and the valuation caps range from $8,000,000 to $8,400,000.

Anticipated Crowdfunding

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $30,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co").The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 11, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: Sunu Inc.

Date: _____12 / 04 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Sunu Inc., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____12 / 04 / 2019_____, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____12 / 04 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

   a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

   b) Additional information that you have requested from us for the purpose of the review.

   c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

   ● Management,

   ● Employees who have significant roles in internal control, or

   ● Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Name:

Marco Trujillo

Signature:

Marco Trujillo

Title:

CEO